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Exhibit 99.3

PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF
JIAYUAN.COM INTERNATIONAL LTD.

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 29, 2015

         The undersigned shareholder of Jiayuan.com International Ltd., a Cayman Islands company (the "Company"), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders (the "Meeting") and the accompanying proxy statement (the "Proxy Statement"), each dated December 7, 2015, and hereby appoints Mr. Linguang Wu and, if no person is specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting to be held on December 29, 2015 at 10:00 a.m. (Hong Kong time). The Meeting will be held at the offices of Paul Hastings LLP, 22/F Bank of China Tower, 1 Garden Road, Central, Hong Kong, or at any adjournment or postponement thereof, and to vote all ordinary shares of the Company which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

         This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1:	As a special resolution, authorize, approve and adopt the Agreement and Plan of Merger, dated as of December 7, 2015 (as amended and restated from time to time, the "Merger Agreement"), among LoveWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"), FutureWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent, and the Company (such Merger Agreement being in the form attached to the Proxy Statement and to be produced and made available for inspection at the extraordinary general meeting), the plan of merger (the "Plan of Merger") required to be registered with the Registrar of Companies in the Cayman Islands (such Plan of Merger being in the form attached to the Proxy Statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger of Merger Subsidiary with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the "Merger"), and any and all transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the "Transactions"), including without limitation (i) the Merger, (ii) the amendment of the authorized share capital of the Company from US$100,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each to US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each (the "Variation of Capital"), and (iii) the replacing of the existing memorandum and articles of association in their entirety with a new memorandum and articles of association, a copy of which is attached as Appendix II to the Plan of Merger (the "Adoption of Amended M&A").
PROPOSAL NO. 2:
As a special resolution, authorize the directors of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A.
PROPOSAL NO. 3:
If necessary, as an ordinary resolution, instruct the chairman of the extraordinary general meeting to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions in Proposal No. 1 and Proposal No. 2 above to be proposed at the extraordinary general meeting.

         This proxy should be marked, dated and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly but in any event so as to be received prior to 10:00 a.m. (Hong Kong time) on December 27, 2015 in the enclosed envelope. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this

proxy card back as soon as possible.

DETACH PROXY CARD HERE

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Mark, sign, date and return this Proxy Card promptly using the enclosed envelope.
This Proxy Card must be received prior to 10:00 a.m., Hong Kong time, on December 27, 2015	Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1: As a special resolution, authorize, approve and adopt the Agreement and Plan of Merger, dated as of December 7, 2015 (as amended and restated from time to time, the "Merger Agreement"), among LoveWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"), FutureWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent, and the Company (such Merger Agreement being in the form attached to the Proxy Statement and to be produced and made available for inspection at the extraordinary general meeting), the plan of merger (the "Plan of Merger") required to be registered with the Registrar of Companies in the Cayman Islands (such Plan of Merger being in the form attached to the Proxy Statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger of Merger Subsidiary with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the "Merger"), and any and all transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the "Transactions"), including without limitation (i) the Merger, (ii) the amendment of the authorized share capital of the Company from US$100,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each to US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each (the "Variation of Capital"), and (iii) the replacing of the existing memorandum and articles of association in their entirety with a new memorandum and articles of association, a copy of which is attached as Appendix II to the Plan of Merger (the "Adoption of Amended M&A").	o	o	o

PROPOSAL NO. 2: As a special resolution, authorize the directors of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A.	o	o	o

PROPOSAL NO. 3: If necessary, as an ordinary resolution, instruct the chairman of the extraordinary general meeting to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions in Proposal No. 1 and Proposal No. 2 above to be proposed at the extraordinary general meeting.	o	o	o

        This Proxy Card must be signed by the person registered in the register of members and returned to the Company's offices at 15/F, Anhua Development Building No. 35 Anding Road, Chaoyang District, Beijing, the RPC, Attention: Investor Relations Department, no later than December 27 at 10:00 a.m. (Hong Kong time). In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney of such corporation. Capitalized terms used but not defined herein will have the meanings ascribed to them in the proxy statement dated December 7, 2015.

Share Owner signs here	Co-Owner signs here
Date:

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  Exhibit 99.3
PROXY CARD THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF JIAYUAN.COM INTERNATIONAL LTD. FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 29, 2015
Please date, sign and mail this proxy card back as soon as possible. DETACH PROXY CARD HERE